Exhibit 99.2

ELBIT IMAGING LTD. ANNOUNCES THIRD QUARTER RESULTS FOR 2007

Tel Aviv, Israel, November 29, 2007, Elbit Imaging Ltd. (NASDAQ: EMITF) ("EI" or the "Company") today announced its results for the third quarter of 2007.

Loss for the third quarter of 2007 amounted to NIS 66.0 million (approximately US$ 16.4 million) compared with loss of NIS 7.8 million (approximately US$ 1.94 million) in the corresponding period of 2006. Loss for the third quarter of 2007 excluding stock-base compensation expenses (Non GAAP measure) amounted to NIS 54.6 million (approximately US$ 13.6 million) compared with loss of NIS 5.1 million (approximately US$ 1.27 million) in the corresponding period of 2006.

Mr. Shimon Yitzhaki, President, commented: “By becoming a company specializing in development, construction and sale of real-estate projects, our quarterly results are influenced by sale of assets consummated in such respective quarters. Therefore, our results should be regarded as a reflection of our long term activities, rather than a single quarter results. We expect to recognize a gain of approximately NIS 900 million - NIS 1 billion (approximately US$ 224.2 million - US$ 249.2 million) from the sale of the Arena Plaza in Budapest, Hungary, which will be recorded in next upcoming quarters.”

Mr. Yitzhaki also noted that the Company’s financial expenses in the third quarter of 2007 were highly affected by the significant increase in the Customer Price Index into which the Company’s notes are linked.

Mr. Yitzhaki further commented: “Our recent asset realization transactions together with the funds raised by our notes and the public offering of the shares of our subsidiary Plaza Centers N.V. have increased our liquidity and capital resources, and we intend to use such in order to accelerate our business plans both in Eastern and Central Europe as well as in India.”.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact

Shimon Yitzhaki, President	Rachel Levine
Elbit Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com

Elbit Imaging Ltd

	September 30, 2007		September 30, 2006		December 31, 2006	September 30, 2007
						Convenience
						translation
	(in thousand NIS)					US$'000

Current Assets
Cash and cash equivalents	2,319,622		762,763		2,150,871	578,027
Short-term deposits and investments	757,404		824,143		279,112	188,738
Trade accounts receivable	59,798		48,816		51,141	14,901
Receivables and other debit balances	186,262		156,508		122,341	46,415
Payment on account of trading property	241,026		-		-	60,061
Inventories	29,548		29,757		24,710	7,363
Trading property	2148138	(**)	675,105		910,493	535,294
	5,741,798		2,497,092		3,538,668	1,430,799

Long-Term Investments and Receivables
Debentures, loans
and other long-term balances	42,922		86,703		201,493	10,695
Investments in investees and other companies	66,759		60,406		61,680	16,636
	109,681		147,109		263,173	27,331

Real Estate and other Fixed Assets	1689508	(*),(**)	2099886	(*)	2,204,817	421,009

Investment Property	73,797		-		-	18,389

Long-Term Leasehold Rights	152119	(*)	114368	(*)	115,310	37,907

Other Assets and Deferred Expenses	16,870		20079	(*)	22,810	4,204

Assets Related to Discontinuing Operation	11,164		12,436		12,483	2,782

	7,794,937		4,890,970		6,157,261	1,942,421

Current Liabilities
Short-term credits	627038	(**)	621,185		480,771	156,252
Suppliers and service providers	272,095		80,610		107,117	67,803
Payables and other credit balances	392,189		183,945		229,000	97,730
	1,291,322		885,740		816,888	321,785

Long-Term Liabilities	4249106	(**)	3,017,627		3,047,446	1,058,835

Liabilities Related to Discontinuing Operation	31,693		44,225		40,513	7,898

Minority Interest	695,868		5,437		630,187	173,403

Options of subsidiaries	78,768		8,755		22,280	19,628

Shareholders' Equity	1,448,180		929,186		1,599,947	360,872

	7,794,937		4,890,970		6,157,261	1,942,421

(*) Retrospective implementation of new accounting standard
(**) Reclassified

Elbit Imaging Ltd
	Nine months ended September 30			Three months ended September 30			Year ended Dec 31	Nine months ended September, 30
	2007		2006	2007		2006	2006	2007
								Convenience
								translation
	(in thousand NIS)							US$'000

Revenues
Hotels operations and management	287,612		252,963	98,363		85,492	351,610	71,670
Sale of trading property and investment property operations	787745	(**)	300,120	234858	(**)	22,721	397,508	196,299
Sale of medical systems	35,361		65,807	8,322		27,032	85,824	8,812
Sale of fashion merchandise	44,531		38,074	16,317		12,143	58,035	11,097
Sale of real estate assets and investments,net	77419	(**)	83,725	-		46,454	80,218	19,292
Realization of investments	-		29,387	-		-	697,358	-
	1,232,668		770,076	357,860		193,842	1,670,553	307,170
Costs and expenses
Hotels operations and management	246,585		224,707	83,200		74133 (*)	305,047	61,447
Sale of trading property and investment property operations	659815	(**)	319,172	203256	(**)	32,064	395,037	164,419
Medical systems operation	51,637		52,765	17,895		20,619	72,515	12,867
Cost of fashion merchandise	55,576		47,853	20,521		15,300	70,251	13,849
Research and development expenses, net	44,102		43,150	15,144		14,311	62,566	10,990
General and administrative expenses	50,208		42,287	15,676		10,238	67,161	12,511
Share in losses of associated companies, net	9,646		8,073	3,407		2,951	9,665	2,404
Financial expenses, net	104,154		117,578	59,367		38,225	129,127	25,954
Other expenses,net	26,239		8,817	9,047		2,526	36,836	6,538
	1,247,962		864,402	427,513		210,367	1,148,205	310,979

Profit (loss) before income taxes	(15,294)		(94,326)	(69,653)		(16,525)	522,348	(3,809)
Income taxes (benefits)	5,853		7,288	(3,185)		4,753	5,222	1,459

Profit (loss) after income taxes	(21,147)		(101,614)	(66,468)		(21,278)	517,126	(5,268)
Minority interest in results of subsidiaries, net	(32,470)		9,278	(5,622)		2,019	9,691	(8,091)

Profit (loss) from continuing operation	(53,617)		(92,336)	(72,090)		(19,259)	526,817	(13,359)
Profit from discontinuing operation, net	7,642		30,819	6,062		11,409	35,664	1,904

Net income (loss)	(45,975)		(61,517)	(66,028)		(7,850)	562,481	(11,455)

(*) Retrospective implementation of new accounting standard
(**) Reclassified

Elbit Imaging Ltd
	Share	Capital	Cumulative foreign currency translation	Retained	Gross	Treasury	Loans to employees to acquire Company	Dividend declared after balance sheet
	Capital	reserves	adjustments	earnings	Amount	stock	Shares	date	Total
	(In thousand NIS)

Balance -
December 31, 2005 (reported amounts)(*)	37,480	789,164	67,872	213,788	1,108,304	(162,383)	(19,034)	124,160	1,051,047

Gain for the period (*)	-	-	-	562,481	562,481	-	-	-	562,481

Exercise of warrents	28	1,105	-	-	1,133	-	-	-	1,133

Differences from translation of autonomous foreign entities' financial statements	-	-	31,553	-	31,553	-	-	-	31,553

Dividend paid	-	-	-	-	-	-	-	(124,160)	(124,160)

Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	16,970	-	16,970

Sale of treasury stocks	524	23,055	-	-	23,579	23,864	-	-	47,443

Stock base compensation expenses	-	13,480	-	-	13,480	-	-	-	13,480

Employee shares premium	-	1,789	-	-	1,789	-	(1,789)	-	-

Declared Dividend	-	-	-	(159,767)	(159,767)	-	-	159,767	-

December 31, 2006 (reported amounts) (*)	38,032	828,593	99,425	616,502	1,582,552	(138,519)	(3,853)	159,767	1,599,947

Loss for the period	-	-	-	(45,975)	(45,975)	-	-	-	(45,975)

Differences from translation of autonomous foreign entities' financial statements	-	-	26,625	-	26,625	-	-	-	26,625

Dividend payable	-	-	-	-	-	-	-	(159,767)	(159,767)

Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	215	-	215

Stock base compensation expenses	-	15,235	-	-	15,235	-	-	-	15,235

Employee shares premium	-	85	-	-	85	-	(85)	-	-
	38,032	843,913	126,050	570,527	1,578,522	(138,519)	(3,723)	-	1,436,280

Cumulative effect due to adjustment of real-estate assets to their market value at the beginning of the year	-	-	-	11,900	11,900	-	-	-	11,900

September 30, 2007 (reported amounts)	38,032	843,913	126,050	582,427	1,590,422	(138,519)	(3,723)	-	1,448,180

	Share	Capital	Cumulative foreign currency translation	Retained	Gross	Treasury	Loans to employees to acquire Company	Dividend declared after balance sheet
	Capital	reserves	adjustments	earnings	Amount	stock	Shares	date	Total
	Convenience translation US$'000

Balance -
December 31, 2006 (reported amounts) (*)	9,477	206,477	24,776	153,626	394,356	(34,518)	(960)	39,812	398,690

Loss for the period	-	-	-	(11,455)	(11,455)	-	-	-	(11,455)

Differences from translation of autonomous foreign entities' financial statements	-	-	6,634	-	6,634	-	-	-	6,634

Dividend payable	-	-	-	-	-	-	-	(39,812)	(39,812)

Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	54	-	54

Stock base compensation expenses	-	3,796	-	-	3,796	-	-	-	3,796

Employee shares premium	-	21	-	-	21	-	(21)	-	-
	9,477	210,294	31,410	142,171	393,352	(34,518)	(927)	-	357,907

Cumulative effect due to adjustment of real-estate assets to their market value at the beginning of the year	-	-	-	2,965	2,965	-	-	-	2,965

September 30, 2007 (reported amounts)	9,477	210,294	31,410	145,136	396,317	(34,518)	(927)	-	360,872

(*) Retrospective implementation of new accounting standard